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                     December 29, 2023

       John McGinnis
       Executive Vice President and Chief Financial Officer
       ManpowerGroup Inc.
       100 Manpower Place
       Milwaukee, WI 53212

                                                        Re: ManpowerGroup Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-10686

       Dear John McGinnis:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services